

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 23, 2022

Zachary Kirkhorn
Chief Financial Officer
Tesla, Inc.
13101 Harold Green Road
Austin, TX 78725

        Re: Tesla, Inc.
            Form 10-K for Fiscal Year Ended December 31, 2020
            Filed February 8, 2021
            File No. 001-34756

Dear Mr. Kirkhorn:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                       Sincerely,

                                       Division of Corporation Finance
                                       Office of Manufacturing